CONNER & WINTERS

TULSA

Henry G. Will
Joseph J. McCain, Jr.
Lynnwood R. Moore, Jr.
Robert A. Curry
Steven W. McGrath
D. Richard Funk
Randolph L. Jones, Jr.
J. Ronald Petrikin
Larry B. Lipe
James E. Green, Jr.
Martin R. Wing
John W. Ingraham
Andrew R. Turner
Gentra Abbey Sorem
R. Kevin Redwine
Tony W. Haynie
Bruce W. Freeman
David R. Cordell
John N. Hove
C. Raymond Patton, Jr.
Paul E. Braden
Robert J. Melgaard
P. Scott Hathaway
Lawrence A. Hall
Timothy T. Trump
Mark E. Dreyer

Nancy E. Vaughn
Gregory D. Renberg
Mark D. Berman
Katherine G. Coyle
Beverly K. Smith
Melodie Freeman-Burney
R. Richard Love, III
Robert D. James
Stephen R. Ward
Jeffrey R. Schoborg
Anne B. Sublett
J. Ryan Sacra
Jason S. Taylor
Katy Day Inhofe
Julia Forrester-Sellers
Melinda L. Kirk
P. Bradley Bendure
Kathryn J. Kindell
Amy M. Santee
Cara M. Hair
Alissa A. Hurley
Heather Holt Bilderback
Debra R. Stockton
Shelley L. Carter
Jed W. Isbell
Travis L. Wright

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, LLP
3700 First Place Tower
15 East Fifth Street
Tulsa, Oklahoma 74103-4344
918-586-5711
Fax 918-586-8982
www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

William G. von Glahn
Bob F. McCoy
John E. Barry
James R. Ryan
Russell H. Harbaugh, Jr.
David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn
John W. Funk
Jared D. Giddens
Kiran A. Phansalkar
Victor F. Albert
Mitchell D. Blackburn
Mark H. Bennett
Bryan J. Wells
Laura McCasland Holbrook
John E. Gatliff II
J. Dillon Curran
William M. Lewis

Peter B. Bradford
Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*
Greg S. Scharlau
Terri Dill Chadick
Vicki Bronson

Todd P. Lewis*
P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*
Donn C. Meindertsma*

Henry Rose*
Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner
    1879-1963
John M. Winters, Jr.
    1901-1989

*  Not Admitted in Oklahoma

December 7, 2005

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Jameson Inns, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 18, 2005

File No. 333-128893

Form 10-K for year ended December 31, 2004

Form 10-Q for the quarter ended September 30, 2005

Form 10-Q for the quarter ended June 30, 2005

Form 10-Q for the quarter ended March 31, 2005

File No. 0-23256

Dear Ms. Garnett:

In connection with your review of the captioned filings, we offer the following responses to the comments and requests contained in your December 1, 2005 letter to Thomas W. Kitchin of Jameson Inns, Inc. (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter.

December 7, 2005

Form S-3

Summary

Business Strategy, page 5

1.	We note your response to comment 4. You state in the fifth paragraph under this heading that you plan to begin converting four additional Signature Inns before December 31, 2005. Please revise to indicate when you expect to complete the conversion.

This paragraph has been revised to state that the Company expects to complete the conversion of two Inns in December 2005 and two in the first quarter of 2006.

2.	You state in the fifth paragraph under this heading that you will renovate and convert the remaining 12 properties over the next several years. Please explain how you calculate the 12 properties. In this regard, we note that you have completed conversion of five of 15 Signature Inns to Jameson Inns. You also state that you plan to begin converting four additional Signature Inns before December 31, 2005. Finally, we note that two Signature Inns are held for sale. Please revise or advise.

The third paragraph under the heading “Business Strategy” has been revised to state that the Company has designated 17 Signature Inns for conversion to Jameson Inns. The fifth paragraph under this heading has also been revised to indicate that the renovation and conversion of the remaining eight properties are expected to be completed over the next several years. The inconsistencies in the numbers that you noticed should all have been corrected at this point. It should now be clear from these two paragraphs that a total of 17 Signature Inns were designated for conversion, five of which have been completed, two of which will be completed this month, two more of which will be completed during the first quarter of next year and the remaining eight will be completed in the next several years.

Risk Factor, page 7

3.	Refer to comment 14. Please revise your risk factor section to discuss the dilutive effective [sic] on your stock to potential investors if you issue additional securities to cover the anti-dilution provisions.

The risk factor section has been revised to add a risk factor titled “We may issue additional shares of common stock upon conversion of our convertible notes which could dilute other stockholders’ ownership of our common stock.” This risk factor addresses only the shares that would be issued in certain circumstances if there were a change of control of the Company on or prior to September 30, 2008. The anti-dilution provisions of the notes will not result in any substantial dilution of the other stockholders because those provisions of the notes provide for an adjustment to the conversion price of the notes only in the following events:

a.	There is a stock dividend distributed to all stockholders;
b.	There is a stock split;
c.	Rights, warrants or options are issued to all stockholders pursuant to which the exercise price is less than the then current market value;
d.	There is a distribution to all stockholders of capital stock, evidences of indebtedness or assets, including securities; and
e.	There is a cash dividend paid to all common stockholders.

Thus, the adjustments provided for occur only when the listed events occur. Each of those events will result in all of the stockholders receiving additional shares or value. The adjustments to the conversion price will simply result in the holders of the notes being able to receive upon conversion additional shares that are commensurate with what the other stockholders already received.

December 7, 2005

Risks Relating to our Business, page 8

Our hotel refurbishment and rebranding for our Signature Inns may be more costly that we anticipate, page 8

4.	Please revise to quantify the amount you increased the capital budget to account for additional refurbishments, renovation and conversion projects during 2005.

This risk factor has been revised to quantify the amount the Company has increased its capital budget for expanded refurbishments.

Form 10-K for the year ended December 31, 2004

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

5.	We have read your proposed revisions provided in response to prior comment 16. Please further revise your MD&A disclosure to clarify that the ten percent portion of the room rate credited to the issuance of stock will be recorded as a reduction to lodging revenues. In addition, as previously requested, please revise to disclose the anticipated impact on future revenues as it relates to the Jameson Stock Awards program. Refer to Item 303(a)(3)(ii) of Regulation S-K.

The proposed addition to the MD&A in the Form 10-K which we provided to you in response to comment 16 of your original comment letter will be revised as indicated below.

“Jameson Stock Awards

We have filed a registration statement with the Securities and Exchange Commission covering the proposed issuance of shares of our common stock pursuant to our proposed Jameson Stock Awards program. Under the Jameson Stock Awards program participants who qualify by staying in any of our hotels at least three nights during a twelve-month period would receive stock valued at ten percent of their room rate paid (excluding taxes and other charges). The stock will be issued monthly and is valued at the average of the closing prices of the stock on the Nasdaq National Market for the last five trading days of each month. In our financial statements, the amounts credited to the issuance of these shares ~~will not be reflected as revenues in our statements of operations, but~~ will be recorded as a reduction to lodging revenues, with the amounts attributable to shares which are actually issued or issuable to qualified participants being recorded as additions to our stockholders’ equity ~~with respect to shares actually issued or issuable to qualified participants~~ and the amounts attributable to shares which may be awarded in the future to participants who have not yet qualified being recorded as a liability ~~with respect to shares which may be awarded in the future to participants who have not yet qualified~~.”

As was noted in the telephone conversation between the undersigned and Rachel Zablow, there is no meaningful way to estimate the impact of the Jameson Stock Awards Program on future revenues. The actual future impact on the Company’s lodging revenues will depend on the total lodging revenues that the Company realizes in the future before the reduction for the Stock Awards program, the number of participants who enroll in the program and who become qualified to receive shares by staying at least three nights during a twelve month period and the percentage of total lodging revenues which are attributable to the stays of these participants. The Company believes that the availability of the program will be an inducement for participants to select its hotels over its competitors, thus increasing the amount of business that the Company would otherwise experience. While the Company believes that the program is having this effect, it is much too early to be able to arrive at a meaningful estimate of the extent of that effect. Since the program was only recently implemented and appears to a unique type of loyalty reward program, there is no precedent which can be used for any estimating or projecting of the impact of the program. There are simply too many variables and not enough prior experience to establish with any degree of accuracy an estimate of the impact that the program will have on future revenues. The other

December 7, 2005

consideration that must be kept in mind is that the reduction in the lodging revenues recorded by the Company because of the program does not represent a reduction in the overall cash flows of the Company. The Company will still receive the same amount of cash as a result of its participants’ stays in the hotels and all of such cash will be available for use by the Company for its corporate purposes. As the lodging revenues of the Company are reduced, the contributed capital of the Company (including the par value of its outstanding shares) will be increased by the same amount.

Comparison of the Year Ended December 31, 2004 to the Pro Forma Year Ended December 31, 2003, page 25

6.	We note your response to comment 18. Please revise to indicate whether the increase in payroll cost reflects a trend in your expenses. In this regard, we note your statement that you expect to incur higher “professional fees and expenses” in 2005.

This discussion will be revised to indicate that the Company expects to incur greater payroll costs in 2005 because of normal salary adjustments and increased performance based bonuses being awarded as the performance of the Company improves. In this regard, we will add the following phrase to the last paragraph that we included in our response to comment 18 of your original comment letter:

“. . . and higher payroll expenses, primarily performance bonuses, to reflect our anticipated performance improvements, assuming they in fact occur.”

Liquidity and Capital Resources – Overview, page 28

7.	We note your response to comment 23. Please revise your disclosure to clearly describe the adjustment provisions for each interest rate.

At December 31, 2005 (the date of the table), the Company had approximately 106 separate mortgage loans secured by its properties, approximately 98 of which had adjustable interest rates. The adjustment provisions for these loans vary from loan to loan and it would be impractical to summarize the adjustment provisions for each loan. Instead, the Company proposes to include the following disclosure following the table on page 30 of the 10-K:

“Our variable debt consists primarily of individual property mortgages that adjust one time per year to an average spread above the prime rate or a Treasury securities rate. The adjustment dates vary for each mortgage loan, as indicated in the table above, and the adjusted rate will apply for the following one-year period. Our variable rate debt consists of $47.9 million that has an average spread of 325 basis points above US Treasury security indices and $129.2 million that has an average spread of 31 basis points above the prime rate. The US Treasury security indices are the weekly or monthly average yields on U.S. Treasury securities adjusted to constant maturities. Yields on Treasury securities at constant maturity are determined by the U.S. Treasury from the daily yield curve. The daily yield curve is based on the closing market bid yields on actively traded Treasury securities in the over-the-counter market. The prime rate is the interest rate published in the Wall Street Journal, Eastern Edition, and is described as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks.”

Consolidated Financial Statements

Note 3 – Acquisition of Kitchin Hospitality, page F-10

8.

We have read your response to prior comment 29 and note your conclusion that the fair value of the trademarks should be $0 based upon what a willing marketplace participant would pay. Please advise us of the nature of the trademarks purchased from Kitchin Hospitality. In that regard, please clarify whether the trademarks purchased from Kitchin Hospitality refer to “The Jameson Inn” and “Signature Inn”

December 7, 2005

trademarks under which you own and operate your Inns. If so, in light of your reference throughout the filing to your strong brand name, please explain to us why you believe that the fair value of the trademarks should be $0 as well as the factors considered in arriving at your conclusion. In the event that the trademarks purchased from Kitchin Hospitality are separate from “The Jameson Inn” and “Signature Inn” trademarks, please advise us of the carrying value of “The Jameson Inn” and “Signature Inn” trademarks as well as where the asset is recorded in the consolidated balance sheet.

This comment generated substantial additional review and consideration by the Company and its advisors regarding the value attributed to the trademarks “The Jameson Inn” and “Signature Inn” in connection the Company’s acquisition of Kitchin Hospitality (“KH”). After this further consideration and discussions with its accountants and other advisors, the Company has concluded that its original valuation of $75,000 for the interests in the trademarks acquired from KH was correct and appropriate. The trademarks referred to are indeed “The Jameson Inn” and “Signature Inn.” In support of this position, the Company has provided to us the following discussion:

“The trademarks purchased from Kitchin Hospitality (“KH”) are “The Jameson Inn” and “Signature Inn”. The reason KH owned the trademarks dates back to our initial public offering. We went public in January of 1994 and, at that time, elected to be taxed as a real estate investment trust. Because tax laws do not allow hotel REITs to operate their own properties or receive royalty income, KH was formed to serve as the lessee and operator of our hotels and be the legal owner of the trademark “The Jameson Inn”. At that time, we leased our 15 Jameson Inns to KH under a form of master lease which included an option that would allow us to buy the trademark from KH for $25,000. From 1994 through 2003, KH leased and managed all of our hotels. During that time period, we developed over 100 additional Jameson Inns. We built what we consider to be strong regional brand name that is very important to us. In May of 1999, we purchased Signature Inns, Inc and leased those properties to KH. KH purchased all of the operating assets of Signature Inns, Inc. including the trademark “Signature Inn”. At the same time, we entered into a master lease which included an option to acquire the Signature Inn trademark for $50,000. Because of our options to acquire the trademarks for the stated prices, we effectively owned beneficial interests in the trademarks that represented all of their value in excess of the option prices.

“Under the terms of the master leases, KH was required to protect the trademarks by challenging unauthorized and infringing uses and to prosecute any person or firm who unlawfully uses or attempts to use the trademarks in connection with the operation of hotel properties or who otherwise acts in a way that would materially affect the value or results of operations of the leased properties or our prospects or goodwill. KH was also required under the master leases to take action to protect and perfect the legal rights to the trademarks, but the leases provided that the costs and expenses KH incurred in connection with these activities would be fully reimbursed to KH by us. This obligation on our part to bear these expenses clearly denotes our equitable right and interest in the trademarks prior to the KH acquisition.

“In January 2004, we purchased KH and relinquished our REIT tax status. Our allocation of the purchase price to the various assets of KH reflects our conclusion, maintained since our initial public offering in 1994, that we already owned the real economic value of the trademarks before the acquisition of KH. As we grew the Company and the size of the brands, the economic substance of the trademarks was accruing to us even though the legal title to the trademarks remained in KH. We gave up legal title to the trademarks to comply with REIT rules, but always retained the right to realize any value in the brands greater than $75,000 because of our options. We also had a great deal of control over the trademarks while KH owned them. KH was required to operate our Inns as Jameson or Signature Inns and was not allowed to license the use of the trademarks to third parties without our permission.

“In light of our economic interest in and our substantial control over the trademarks prior to our acquisition of KH, we concluded that, under SFAS 141, the fair value of the interest in the trademarks that we acquired from KH was immaterial and certainly not greater than $75,000. The definition of “fair value” in SFAS 141 is “The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current

December 7, 2005

transaction between willing parties, that is, other than in a forced or liquidation sale.” We assessed what a willing market participant would likely pay for the trademarks. We concluded that no willing buyer would pay KH more than $75,000 for the brands since we owned an option to buy them for that amount. If a third party wanted to acquire outright ownership of the trademarks, it would have to pay us the fair value (less the option price) to get a release of our option. Furthermore, in our judgment, the most logical buyer of the trademarks would be a larger hotel chain that would also buy our hotels and convert them to their own brand(s). In either instance we concluded that the fair value of the interests in the trademarks which we acquired from KH in 2004 was negligible and certainly not more than $75,000.”

In summary, the Company does believe that it does have a strong regional brand name which has substantial value. For the reasons discussed above, this belief does not conflict with or contradict the minimal value attributed to the trademarks in the KH acquisition because the Company, through its options, was the equitable owner of substantially all of the real value prior to the KH acquisition. All that the Company acquired in the KH acquisition was the legal title to the trademarks, which had only a nominal value due to the existence of the options.

Schedule III – Real Estate and Accumulated Depreciation

9.	We have reviewed your proposed schedule provided in response to prior comment 31 and do not understand your basis for aggregating all properties. Please note that footnote 3 to Rule 12-28 of Regulation S-X only allows you to aggregate properties if the combined amount does not exceed five percent of the total carrying amount of the properties. Please revise accordingly.

Schedule III – Real Estate and Accumulated Depreciation has been revised to list each property individually. A copy of this revised schedule is attached.

To expedite the conveyance of additional comments, please feel free to call me at (918) 586-5691 or Katy Inhofe at this firm at (918) 586-8543 at any time.

Yours very truly,

/s/    Lynnwood R. Moore, Jr.

Lynnwood R. Moore, Jr.

LRM:dac

cc:	Jameson Inns, Inc.

Jeffrey Shady

Rachel Zablow

Steven Jacobs

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

Jameson Inns, Inc.

As of December 31, 2004

		Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Property	Mortgage Debt	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Alabama:
Albertville	$1,188,412	$174,000	$—	$418	$1,252,061	$174,418	$1,252,061	$1,426,479	$543,998	1994	1994	(e	)
Alexander City	1,333,089	160,086	—	—	1,971,907	160,086	1,971,907	2,131,993	809,372	1994	1994	(e	)
Arab	1,056,365	131,554	—	—	1,194,453	131,554	1,194,453	1,326,007	464,817	1995	1995	(e	)
Auburn	981,791	227,000	—	—	1,462,508	227,000	1,462,508	1,689,508	500,621	1997	1996	(e	)
Bessemer	1,597,691	327,192	—	—	2,384,438	327,192	2,384,438	2,711,630	646,995	1999	1998	(e	)
Decatur	1,379,617	201,629	—	—	2,220,768	201,629	2,220,768	2,422,397	722,086	1996	1995	(e	)
Eufaula	931,767	228,869	—	5,575	1,396,328	234,444	1,396,328	1,630,771	528,324	1996	1995	(e	)
Florence	1,592,426	313,579	—	1,202	2,185,322	314,781	2,185,322	2,500,103	835,364	1996	1995	(e	)
Greenville	752,414	228,511	—	—	1,621,400	228,511	1,621,400	1,849,912	507,748	1996	1996	(e	)
Jasper	1,338,655	225,633	—	—	2,531,242	225,633	2,531,242	2,756,875	776,549	1997	1997	(e	)
Oxford	1,846,010	307,635	—	(340)	2,516,982	307,295	2,516,982	2,824,277	794,950	1997	1996	(e	)
Ozark	593,229	176,148	—	—	1,298,829	176,148	1,298,829	1,474,977	517,759	1995	1994	(e	)
Prattville	1,420,976	319,736	—	—	2,463,657	319,736	2,463,657	2,783,393	629,414	1998	1998	(e	)
Scottsboro	1,539,141	324,732	—	—	2,559,063	324,732	2,559,063	2,883,795	742,755	1998	1998	(e	)
Selma	1,285,134	143,812	—	22,773	2,171,872	166,585	2,171,872	2,338,457	972,095	1992	1991	(d	)
Sylacauga	1,651,760	224,476	—	(1)	2,538,736	224,476	2,538,736	2,763,211	787,361	1997	1997	(e	)
Trussville	1,196,012	425,438	—	1,377	2,527,516	426,815	2,527,516	2,954,331	818,169	1998	1997	(e	)
Tuscaloosa	1,363,385	—	—	—	2,548,264	—	2,548,264	2,548,264	771,258	1997	1996	(e	)
Florida:
Crestview	1,574,167	471,426	—	10	3,180,518	471,436	3,180,518	3,651,954	849,895	2000	1998	(e	)
Jacksonville	2,216,316	679,519	—	1,448	4,498,311	680,967	4,498,311	5,179,278	1,209,358	2000	1998	(e	)
Lake City	1,564,874	391,456	—	—	3,215,486	391,456	3,215,486	3,606,942	890,241	1999	1998	(e	)
Lakeland	1,875,980	618,636	—	—	3,791,967	618,636	3,791,967	4,410,603	981,548	2000	1999	(e	)
Ormond Beach	1,820,545	497,099	—	10,859	3,835,679	507,958	3,835,679	4,343,637	1,025,774	2000	1998	(e	)
Palm Bay	2,011,104	418,745	—	(11)	3,955,683	418,735	3,955,683	4,374,418	983,283	2000	1999	(e	)
Georgia:
Albany	1,950,000	265,344	—	92,308	1,981,535	357,652	1,981,535	2,339,187	793,848	1995	1994	(e	)
Americus	875,735	131,629	—	72,297	2,709,447	203,926	2,709,447	2,913,372	1,265,552	1992	1991	(d	)
Bainbridge	2,025,000	125,000	—	—	1,800,002	125,000	1,800,002	1,925,002	725,939	1994	1994	(e	)
Brunswick	1,407,036	175,275	—	—	1,990,570	175,275	1,990,570	2,165,845	834,889	1995	1994	(e	)
Calhoun	1,315,809	113,722	—	18,008	2,257,251	131,730	2,257,251	2,388,981	1,006,338	1988	1988	(d	)
Carrollton	1,879,075	225,000	—	50,029	1,914,792	275,029	1,914,792	2,189,821	767,040	1994	1993	(e	)
Conyers	1,544,254	301,128	—	—	2,541,535	301,128	2,541,535	2,842,663	870,582	1996	1996	(e	)
Corporate	1,000	—	441,906	—	57,492		499,398	499,398	254,639

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(CONTINUED)

Jameson Inns, Inc.

As of December 31, 2004

		Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Property	Mortgage Debt	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Dalton	1,501,074	546,257	—	1,550	2,338,029	547,807	2,338,029	2,885,836	637,637	1998	1998	(e	)
Dublin	767,651	—	—	—	1,533,528	—	1,533,528	1,533,528	554,423	1997	1997	(e	)
Jesup	1,412,308	89,917	—	14,239	2,291,337	104,156	2,291,337	2,395,493	1,181,180	1990	1990	(d	)
Kingsland	909,086	283,432	—	—	1,514,239	283,432	1,514,239	1,797,671	494,039	1998	1997	(e	)
Lagrange	1,732,390	200,073	—	—	2,100,883	200,073	2,100,883	2,300,956	728,432	1996	1995	(e	)
Newnan	1,837,855	529,377	—	1,006	3,825,091	530,383	3,825,091	4,355,474	947,652	2000	1998	(e	)
Pooler	2,400,000	501,223	—	—	3,196,667	501,223	3,196,667	3,697,890	851,686	2000	1998	(e	)
Rome	2,056,345	254,849	—	—	3,849,844	254,849	3,849,844	4,104,693	1,068,203	1999	1998	(e	)
Thomaston	1,173,757	157,181	—	(50,110)	2,241,953	107,071	2,241,953	2,349,024	1,095,103	1990	1990	(d	)
Thomasville	975,522	331,161	—	—	1,622,954	331,161	1,622,954	1,954,115	504,256	1998	1998	(e	)
Valdosta	1,319,346	166,632	—	—	1,889,480	166,632	1,889,480	2,056,112	809,235	1995	1994	(e	)
Warner Robins	1,602,461	365,853	—	—	2,151,637	365,853	2,151,637	2,517,490	742,210	1997	1997	(e	)
Waynesboro	1,200,000	142,501	—	—	1,413,051	142,501	1,413,051	1,555,553	546,906	1996	1995	(e	)
Waycross	1,412,302	87,000	—	13,777	2,172,494	100,777	2,172,494	2,273,271	957,598	1993	1992	(e	)
Illinois:
Normal	3,744,614	1,076,916	5,163,743	—	720,907	1,076,916	5,884,650	6,961,566	1,355,572	—	1999	(e	)
Peoria	3,233,985	817,523	4,886,124	—	1,118,905	817,523	6,005,029	6,822,552	1,599,609	—	1999	(e	)
Indiana:
Carmel	3,063,572	684,321	3,730,497	—	513,492	684,321	4,243,989	4,928,310	899,891	—	1999	(e	)
Elkhart	2,800,000	637,753	5,834,950	—	538,456	637,753	6,373,406	7,011,159	1,381,111	—	1999	(e	)
Fort Wayne	2,579,320	473,564	3,062,301	—	620,822	473,564	3,683,123	4,156,688	860,637	—	1999	(e	)
Indy Castleton	2,589,193	584,039	5,241,877	—	630,313	584,039	5,872,190	6,456,228	1,252,653	—	1999	(e	)
Indy South	2,212,625	180,071	1,824,161	—	714,706	180,071	2,538,867	2,718,938	885,958	—	1999	(e	)
Indy West	4,234,969	916,161	5,236,594	—	615,936	916,161	5,852,531	6,768,692	1,215,555	—	1999	(e	)
Kokomo	1,917,317	527,376	3,720,270	(5,843)	1,104,016	521,533	4,824,286	5,345,819	1,299,270	—	1999	(e	)
Lafayette	2,287,756	403,849	3,970,336	—	830,218	403,849	4,800,554	5,204,403	1,372,972	—	1999	(e	)
Muncie	2,013,853	407,065	3,392,767	—	500,420	407,065	3,893,186	4,300,252	953,673	—	1999	(e	)
South Bend	2,300,780	585,531	5,836,122	—	843,492	585,531	6,679,614	7,265,145	1,369,547	—	1999	(e	)
Kentucky:
Louisville East	4,586,093	585,491	6,973,653	—	1,183,304	585,491	8,156,958	8,742,449	1,672,572	—	1999	(e	)
Louisville South	4,218,346	644,870	6,509,901	—	2,287,825	644,870	8,797,727	9,442,596	2,051,978	—	1999	(e	)
Richmond	1,879,274	607,095	—	2,858	4,023,890	609,953	4,023,890	4,633,842	931,491	2001	1999	(e	)
Louisiana:
Lafayette	2,455,133	433,291	—	204,546	4,811,150	637,837	4,811,150	5,448,986	1,150,699	2001	1999	(e	)
Shreveport	2,003,149	531,041	—	8,409	4,017,647	539,450	4,017,647	4,557,098	945,095	2001	1999	(e	)

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(CONTINUED)

Jameson Inns, Inc.

As of December 31, 2004

		Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Property	Mortgage Debt	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired
West Monroe	2,527,909	495,209	—	—	3,999,202	495,209	3,999,202	4,494,411	763,932	2002	2002	(e	)
Mississippi:
Grenada	886,214	350,000	—	2,217	1,637,031	352,217	1,637,031	1,989,248	457,721	1999	1998	(e	)
Jackson	1,903,520	586,831	—	602	3,847,585	587,433	3,847,585	4,435,018	976,768	2000	1998	(e	)
Meridian	1,508,748	419,856	—	2,648	2,530,083	422,504	2,530,083	2,952,587	689,894	1999	1998	(e	)
Pearl	2,113,105	564,932	—	—	3,874,799	564,932	3,874,799	4,439,731	1,023,139	2000	1998	(e	)
Tupelo	1,192,661	427,924	—	1,360	2,616,893	429,284	2,616,893	3,046,176	829,128	1998	1998	(e	)
Vicksburg	1,391,241	326,653	—	1,112	2,472,100	327,765	2,472,100	2,799,865	711,689	1999	1998	(e	)
North Carolina:
Dunn	993,674	202,052	—	—	1,600,558	202,052	1,600,558	1,802,610	529,319	1998	1997	(e	)
Eden	922,798	197,468	—	26	1,586,637	197,494	1,586,637	1,784,131	504,193	1998	1997	(e	)
Forest City	2,400,000	187,294	—	2,950	2,236,447	190,244	2,236,447	2,426,692	780,174	1997	1996	(e	)
Goldsboro	1,780,242	397,096	—	(5,102)	3,790,720	391,994	3,790,720	4,182,714	966,114	2000	1999	(e	)
Greenville	968,954	310,006	—	—	1,575,092	310,006	1,575,092	1,885,098	514,342	1998	1998	(e	)
Henderson	1,820,919	478,688	—	—	3,808,569	478,688	3,808,569	4,287,257	941,718	2000	1999	(e	)
Hickory	1,491,792	412,322	—	—	2,450,054	412,322	2,450,054	2,862,376	685,348	1998	1998	(e	)
Laurinburg	894,737	225,441	—	(181,525)	1,358,268	43,916	1,358,268	1,402,184	490,888	1997	1996	(e	)
Roanoke Rapids	872,170	320,014	—	(4,812)	1,564,542	315,202	1,564,542	1,879,744	514,270	1998	1997	(e	)
Sanford	1,200,000	227,030	—	32,171	1,532,779	259,201	1,532,779	1,791,979	538,346	1997	1996	(e	)
Smithfield	1,200,000	246,092	—	—	1,660,993	246,092	1,660,993	1,907,085	593,711	1998	1997	(e	)
Wilmington	1,936,315	685,078	—	(87)	4,026,425	684,991	4,026,425	4,711,416	972,791	2001	1999	(e	)
South Carolina:
Anderson	875,608	201,000	—	133,385	2,316,571	334,385	2,316,571	2,650,956	1,038,682	1993	1993	(e	)
Cheraw	1,400,868	168,458	—	(49,316)	2,330,026	119,142	2,330,026	2,449,169	711,952	1995	1995	(e	)
Duncan	—	212,246	—	—	1,570,187	212,246	1,570,187	1,782,432	560,621	1998	1997	(e	)
Easley	1,451,532	266,753	—	2,710	1,978,805	269,463	1,978,805	2,248,268	670,228	1995	1994	(e	)
Gaffney	1,615,040	135,025	—	—	1,801,660	135,025	1,801,660	1,936,685	673,229	1995	1995	(e	)
Georgetown	1,766,596	144,353	—	—	2,605,006	144,353	2,605,006	2,749,360	838,935	1996	1996	(e	)
Greenwood	1,691,143	140,231	—	20,741	1,912,741	160,972	1,912,741	2,073,713	718,137	1995	1994	(e	)
Lancaster	1,736,215	150,592	—	—	2,298,871	150,592	2,298,871	2,449,462	778,192	1995	1994	(e	)
Orangeburg	1,784,961	165,010	—	585	2,141,546	165,595	2,141,546	2,307,141	763,857	1995	1995	(e	)
Seneca	1,887,002	204,385	—	—	2,370,346	204,385	2,370,346	2,574,731	752,566	1996	1996	(e	)
Tennessee:
Alcoa	1,798,038	427,803	—	—	4,024,288	427,803	4,024,288	4,452,091	953,282	2001	1999	(e	)
Cleveland	1,527,869	384,688	—	4,343	2,351,159	389,031	2,351,159	2,740,189	655,046	1998	1997	(e	)

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(CONTINUED)

Jameson Inns, Inc.

As of December 31, 2004

		Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Property	Mortgage Debt	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Columbia	1,647,133	483,568	—	7,389	3,120,088	490,957	3,120,088	3,611,045	781,866	2000	1998	(e	)
Decherd	1,128,685	254,501	—	191	1,458,907	254,692	1,458,907	1,713,599	496,663	1997	1996	(e	)
Gallatin	1,423,231	405,738	—	—	2,356,822	405,738	2,356,822	2,762,560	611,190	1999	1998	(e	)
Greeneville	1,225,930	406,052	—	(274,709)	3,150,902	131,343	3,150,902	3,282,245	853,133	2000	1998	(e	)
Jackson	1,790,020	467,741	—	141	3,774,868	467,882	3,774,868	4,242,749	975,588	2000	1998	(e	)
Johnson City	1,592,426	405,939	—	89	2,269,046	406,028	2,269,046	2,675,074	778,388	1997	1997	(e	)
Kingsport	1,537,209	425,481	—	—	3,122,303	425,481	3,122,303	3,547,784	788,941	2000	1999	(e	)
Knoxville	2,797,952	572,026	3,347,959	—	1,182,156	572,026	4,530,115	5,102,141	1,020,192	—	1999	(e	)
Oakridge	2,475,732	451,037	—	8	4,455,434	451,045	4,455,434	4,906,479	1,218,592	1999	1998	(e	)
Tullahoma	1,857,222	303,536	—	(149,730)	2,403,901	153,806	2,403,901	2,557,707	641,686	1997	1996	(e	)
Virginia:
Harrisonburg	1,858,711	435,000	—	(700)	3,828,731	434,300	3,828,731	4,263,031	963,592	2000	1998	(e	)
Martinsville	1,548,488	411,496	—	3,101	3,145,396	414,597	3,144,687	3,559,284	805,234	2000	1998	(e	)
Billboards and other	110,216	—	2,381,012	—	274,117	—	2,655,838	2,655,838	1,482,204			(e	)

Operating property and equipment	180,061,669	36,988,069	71,554,174	16,171	242,204,951	37,004,240	313,759,125	350,763,365	91,160,887
Evansville	1,917,317	359,102	2,804,892	—	10,062	359,102	2,814,954	3,174,056	981,275	—	1999	(e	)
Indy East	2,280,770	400,007	2,533,921	—	7,274	400,007	2,541,195	2,941,202	811,202	—	1999	(e	)
Indy Northwest	1,785,650	442,666	3,065,576	—	125,153	442,666	3,190,729	3,633,395	1,036,426	—	1999	(e	)
Terre Haute	3,175,000	878,773	223,982	—	18,415	878,773	242,397	1,121,170	43,278	—	1999	(f	)
Springfield	1,531,887	—	2,129,856	—	7,599	—	2,137,455	2,137,455	771,566	—	1999	(e	)
Bettendorf	2,367,282	974,058	2,158,997	—	8,209	974,058	2,167,206	3,141,264	891,264	—	1999	(e	)
Columbus	2,934,669	782,254	3,317,278	—	14,770	782,254	3,332,048	4,114,302	1,204,304	—	1999	(e	)
Dayton	1,785,651	625,511	2,648,253	—	15,417	625,511	2,663,670	3,289,181	1,057,875	—	1999	(e	)

Property and equipment held for sale	17,778,226	4,462,372	18,882,755	—	206,899	4,462,372	19,089,654	23,552,026	6,797,190			(f	)

All Inns	$197,839,895	$41,450,441	$90,436,929	$16,171	$242,411,850	$41,466,612	$332,848,779	$374,315,391	$97,958,077	Various	Various	(d (e (f	) ) )

Jameson Inns, Inc.

Notes to Schedule III

	2004	2003	2002
(a) Reconciliation of real estate
Balance at beginning of year	$384,339,064	$386,544,162	$382,673,457
Net Improvements	6,917,117	4,147,285	12,541,184
Sale of Inns	(10,293,089)	(4,674,753)	(8,670,476)
Impairment of Inns	(6,647,701)	(1,677,630)	—

Balance at end of year	$374,315,391	$384,339,064	$386,544,162

(b) Reconciliation of accumulated depreciation
Balance at beginning of year	$87,222,874	$71,361,281	$54,325,854
Depreciation Expense	13,902,214	17,601,470	19,758,336
Sale of Inns	(3,167,011)	(1,372,247)	(2,722,281)
Impairment of Inns	—	(367,630)	—

Balance at end of year	$97,958,077	$87,222,874	$71,361,281

(c)	The aggregate cost of the land, buildings, and furniture, fixtures and equipment for federal income tax purposes was $275,543,923, $292,454,153 and $307,805,023 in 2004, 2003, and 2002 respectively.

(d)	Depreciation for 1992 and prior additions is computed based on the following useful lives:

Buildings	31.5	years
Land Improvements	15	years
Furniture, fixtures and equipment	5	years

(e)	Depreciation for 1993 and later additions is computed based on the following useful lives:

Buildings	39	years
Land Improvements	15	years
Furniture, fixtures and equipment	3-5	years
Billboards	10	years

(f)	The impairment of $6,597,701 relates to properties held for sale at December 31, 2004. The remaining $50,000 of impairment relates to one operating property and was calculated in accordance with the Company’s policy regarding impairment of long-lived assets.